 Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Mining Limited (the “Company”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2.	Date of Material Change

November 28, 2019.

Item 3.	News Release

The Company’s news release dated November 28, 2019 was disseminated via CNW Group and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4.	Summary of the Material Change

The Company announced that it is revising its fourth quarter production guidance for its Tucano Gold Mine ("Tucano") in Brazil to between 31,000 and 33,000 ounces of gold, down from 39,000 to 44,000 ounces. Accordingly, annual consolidated guidance, which includes the Company's Mexican operations (and Tucano operations from the March 5, 2019 acquisition date), is adjusted to 142,000 - 149,000 gold equivalent ounces, an approximate 6% decrease from the midpoint of the prior production guidance range of 150,000 to 160,000 gold equivalent ounces

Item 5	Full Description of the Material Change

Item 5.1	Full Description of the Material Change

The Company announced that it is revising its fourth quarter production guidance for its Tucano Gold Mine ("Tucano") in Brazil to between 31,000 and 33,000 ounces of gold, down from 39,000 to 44,000 ounces. Accordingly, annual consolidated guidance, which includes the Company's Mexican operations (and Tucano operations from the March 5, 2019 acquisition date), is adjusted to 142,000 - 149,000 gold equivalent ounces, an approximate 6% decrease from the midpoint of the prior production guidance range of 150,000 to 160,000 gold equivalent ounces.

Following the geotechnical incident which suspended mining at Tucano's Urucum Central South pit ("UCS") on October 6th, production was accelerated from Urucum North and Urucum South pits. Mining from these two pits has since encountered lower than expected productivities due to higher than normal rainfall, increased pit congestion due to more constrained mining geometries, and smaller blasts needed to separate ore and waste to reduce dilution. These collective factors paired with ore variability resulted in lower than expected production.

The reduction in gold production guidance is expected to increase cash cost and all-in sustaining cost ("AISC"). These are now expected to come in at the high end of the range of the Company's existing cash cost and AISC guidance for 2019; and, with reasonable certainty, are not expected to exceed more than 5% of the top end of the ranges. The increase in unit costs due to the lower production ounces are somewhat mitigated by the positive impacts of lower throughput costs and a weaker than budgeted Brazilian real currency, in addition to lower than planned capex in the case of AISC.

As previously reported in the October 30th press release, the Company has engaged a consultant to advise on measures required to bring UCS safely back into production. Currently, the next phase of UCS is planned for stripping and unloading in the failure area commencing in mid-2020 after the rainy season has ended, with production targeted for 2021 as originally planned.

Great Panther is also working with an independent mining and geological consulting firm in connection with the preparation of an updated Mineral Resource and Mineral Reserve estimate for Tucano with an effective date of September 30, 2019. The completion and announcement of the updated Mineral Resource and Reserve estimate is expected in the first quarter of 2020.

The technical information contained in the news release was reviewed and approved by Neil Hepworth, Chief Operating Officer, and Fernando A. Cornejo, P. Eng., Vice President Projects & Technical Services, both Qualified Persons for the purposes of National Instrument 43-101.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51 - 102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766

Item 9.	Date of Report

December 3, 2019